SECURIT 08031080 SION

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AB* 4/8

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40355- 40335

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newedge Financial, Inc F/K/A Calyon Financial Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 West Jackson, Suite 500
(No. and Street)

Chicago	Illinois	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Anderson (312) 762-1000
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name -- *if individual, state last, first, middle name*))

233 S. Wacker Drive, Sears Tower	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 09 2008
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2008
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AK 4/8

OATH OR AFFIRMATION

I, Thomas J. Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Calyon Financial Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

Official Seal
Linda M Darling
Notary Public State of Illinois
My Commission Expires 04/30/2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Statement Regarding Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Auditors on Internal Control
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (q) Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Calyon Financial Inc.

Consolidated Statement of Financial Condition

December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Calyon Financial Inc.

We have audited the accompanying consolidated statement of financial condition of Calyon Financial Inc. (the Company) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Calyon Financial Inc. at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Chicago, Illinois
February 27, 2008

Calyon Financial Inc.

Consolidated Statement of Financial Condition

December 31, 2007

(In Thousands of Dollars)

Assets	
Cash and cash equivalents	$ 1,084,762
Margin and security deposits with exchanges and clearing organizations:	
Cash	129,883
Securities purchased under agreements to resell	75,896
Receivable from:	
Brokers and dealers	2,118,364
Customers	99,234
Exchanges and clearing organizations	50,462
Securities owned:	
Short-term negotiable CDs	3,687,024
Commercial paper	644,769
Corporate bonds	294,754
U.S. and Canada Government obligations	106,526
Stock of exchanges	17,453
Securities purchased under agreements to resell	2,829,124
Memberships and stock of exchanges (market value $55,154)	6,310
Fixed assets and computer software, net of accumulated depreciation and amortization of $49,438	30,321
Other assets	34,690
Total assets	$ 11,209,572
Liabilities and stockholder's equity	
Payable to:	
Customers	$ 9,944,547
Brokers and dealers	51,568
Exchanges and clearing organizations	119,947
Accounts payable and accrued liabilities	139,061
	10,255,123
Liabilities subordinated to claims of general creditors	760,000
Stockholder's equity:	
Common stock, $0.01 par value; 1,010 shares authorized, 100 shares issued and outstanding	1
Additional paid-in capital	71,653
Accumulated other comprehensive income	(379)
Retained earnings	123,174
	194,449
Total liabilities and stockholder's equity	$ 11,209,572

See accompanying notes.

1. Nature of Operations and Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition includes the accounts of Calyon Financial Inc. (CFI) and Calyon Financial Canada Inc. (CFCI) (collectively, the Company). All intercompany transactions and balances have been eliminated in consolidation.

Nature of Operations

CFI is a registered futures commission merchant and broker-dealer. CFCI is a wholly owned subsidiary of CFI. The Company executes and clears futures, forwards, physicals, options, and securities transactions, primarily for North American and European institutional customers and entities affiliated through common ownership. The Company is a clearing member of principal commodity exchanges in the United States. CFCI is a member of the Investment Dealers Association of Canada and is registered as a futures commodity merchant in the provinces of Ontario and Quebec. The Company is a wholly owned subsidiary of Calyon North American Holdings, Inc. (the Parent), which is a wholly owned subsidiary of Calyon S.A., a French banking concern. Calyon S.A. is a wholly owned subsidiary of Credit Agricole S.A., also a French banking concern.

Cash Equivalents

Cash equivalents represent highly liquid investments, with original maturities of less than 90 days at time of purchase that are not held for sale in the ordinary course of business.

Securities Transactions

Proprietary securities transactions are recorded on trade date and are carried at market value based on quoted market prices.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition.

1. Nature of Operations and Significant Accounting Policies (continued)

Resale Agreements

Securities purchased under agreements to resell (resale agreements) are accounted for as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold as specified in the respective agreements, including accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements, including accrued interest. Collateral, which is primarily U.S. Government securities, is valued daily and the Company may require counterparties to deposit additional collateral as appropriate.

Memberships and Stock of Exchanges

Memberships and stock of exchanges held for operating purposes are carried at cost. Shares of exchanges not required to be held for membership privileges are recorded at fair value and are included in stock of exchanges on the consolidated statement of financial condition.

Fixed Assets and Computer Software

Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful lives of the assets or the lease term. Computer software is amortized on a straight-line basis over three years.

Income Taxes

The taxable income or loss of the Company is included in the consolidated U.S. income tax return filed by the Parent. Pursuant to a tax-sharing agreement, the Company computes a provision or benefit for income taxes and the resulting payable to or receivable from the Parent as though the Company files a separate return.

Deferred income taxes are recorded to reflect the effects of differences in the recognition of income and expense for financial reporting and tax reporting purposes.

1. Nature of Operations and Significant Accounting Policies (continued)

Foreign Currency

Assets and liabilities denominated in foreign currencies are translated to United States dollars at the end-of-period exchange rates, and revenues and expenses are translated at exchange rate on transaction date. In accordance with Statement of Financial Accounting Standards (SFAS) No. 52, *Foreign Currency Translation,* gains or losses resulting from translating foreign currency financial statements for CFCI, where the functional currency is the Canadian dollar, are reflected in other comprehensive income, a separate component of stockholder's equity.

Use of Estimates

The preparation of consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its consolidated statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a two-stop process to recognize and measure a tax position taken or expected to be taken in a tax return. The first step is recognition, whereby a determination is made whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is to measure a tax position that meets the recognition threshold to determine the amount of benefit to recognize. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 has been deferred for certain nonpublic companies, including the Company, and is effective for fiscal years beginning after December 15, 2007. The Company is currently analyzing the impact of adopting FIN 48 on its consolidated financial statements.

1. Nature of Operations and Significant Accounting Policies (continued)

In addition, in September 2007, SFAS No. 157, *Fair Value Measurements*, was issued and is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Company is currently evaluating the impact of this standard.

2. Assets Segregated or Held in Separate Accounts

Included on the consolidated statement of financial condition are assets segregated or held in separate accounts under the Commodity Exchange Act, federal, or other applicable regulations at December 31, 2007:

Cash	$ 802,151,000
Margin and security deposits with exchanges and clearing organizations	53,080,000
Receivable from:	
Brokers and dealers	11,279,000
Exchanges and clearing organizations	679,000
Securities owned:	
Commercial paper	644,769,000
Short-tem negotiable CDs	3,687,024,000
Securities purchased under agreements to resell	2,050,192,000
Corporate bonds	202,984,000
Total	$7,452,158,000

Assets are also segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. At December 31, 2007, cash of $3,122,000 and securities purchased under agreements to resell of $341,113,000 were segregated under this rule.

In addition, assets are segregated in a separate bank account under proprietary accounts of introducing brokers' PAIB agreements. At December 31, 2007, $163,858,000 was required to be deposited and cash of $1,907,000 and securities purchased under agreements to resell of $166,576,000 were on deposit.

3. Receivable From and Payable to Customers

Balances receivable from and payable to customers arise primarily in connection with commodities and securities transactions and include gains and losses on open commodity trades. Securities, primarily U.S. government obligations, owned by customers and held by the Company as collateral or as margin and the market value of option positions owned by customers are not reflected in the consolidated statement of financial condition. A portion of these securities has been deposited as margin with exchange clearing organizations. At December 31, 2007, the fair market value of customer securities held that the Company is permitted by contract or custom to sell or repledge was $3,927,382,000, of which $3,169,416,000 was deposited as margin with exchange clearing organizations and brokers and dealers.

4. Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell (resale agreements) are accounted for as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold as specified in the respective agreements, including accrued interest. At December 31, 2007, the fair value of collateral obtained under these agreements that the Company is permitted by contract or custom to sell or repledge was $2,905,021,000, of which $1,345,521,000 was deposited as margin with exchanges and clearing organizations.

5. Fixed Assets and Computer Software

Fixed assets and computer software consisted of the following at December 31, 2007:

Furniture and equipment	$ 56,514,000
Leasehold improvements	11,882,000
Computer software	11,363,000
Accumulated depreciation and amortization	(49,438,000)
Net book value	$ 30,321,000

6. Borrowings

Liabilities subordinated to claims of general creditors at December 31, 2007, are borrowings from Calyon S.A. pursuant to the following subordinated loan agreements with interest at variable rates (approximately 5.4% at December 31, 2007):

Maturity	Amount
December 31, 2008	$ 490,000,000
December 31, 2009	270,000,000
	$ 760,000,000

Accounts payable and accrued liabilities at December 31, 2007, include $9,398,000 of interest payable on subordinated liabilities.

The subordinated borrowings have been approved by the regulatory agencies and are available in computing net capital. Furthermore, the subordinated borrowing of $270,000,000 due in 2009 is considered equity capital as such term is defined for regulatory purposes. To the extent that subordinated borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has a $500,000,000 line of credit with an affiliate. At December 31, 2007, the Company had no outstanding borrowings under this line of credit. Interest rates are determined by the affiliate at the time of borrowing.

7. Income Taxes

The Company is included in the consolidated federal income tax return filed with the Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state and local tax returns. Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, there is a net deferred tax liability (DTL) of $7,269,000 which is included in accounts payable and accrued liabilities. The net DTL is composed of a deferred tax asset of $2,284,000, which is primarily attributable to foreign currency transaction gain/loss, bad debt provision, and amortization and is offset by a DTL of $9,553,000, which is primarily attributable to depreciation and valuation of certain stock in exchanges and other securities owned.

8. Commitments

The Company leases office space under noncancelable operating lease agreements that expire at various dates through 2019. At December 31, 2007, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows:

2008	$ 2,770,000
2009	3,598,000
2010	3,803,000
2011	3,818,000
2012	3,848,000
Thereafter	21,370,000
Total	$ 39,207,000

The above rental commitments include a lease with Calyon S.A. totaling $6,996,000 through May 2015.

9. Related-Party Transactions

The Company engages in a variety of activities and transactions with entities affiliated through common ownership. The Company executes and clears transactions through and receives other services from affiliated entities. Also, a portion of the Company's revenues are generated from clearing transactions for customers of and for affiliated entities and providing other services to affiliated entities. In addition, the Company maintains deposits with and borrows money from affiliated financial institutions. In conjunction with these transactions, the following related-party amounts were included in the accompanying consolidated statement of financial condition as of and for the year ended December 31, 2007:

	Assets	Liabilities
Consolidated statement of financial condition		
Cash	$ 177,206,000	$ –
Receivable from brokers and dealers	1,883,969,000	–
Other assets – receivables	3,352,000	–
Payable to customers	–	4,226,428,000
Accounts payable and accrued liabilities	–	15,826,000

10. Defined-Contribution Plans

The Company participates in two defined-contribution plans covering eligible employees, as defined. These plans provide for the Company's contributions based on the employees' salaries or a match of employee contributions.

11. Financial Instruments

Accounting Policies

Substantially all of the Company's assets and liabilities are considered financial instruments and are reported in the consolidated statement of financial condition at market or fair value or at carrying amounts that approximate fair value because of variable interest rates and/or short-term maturity of the instruments. Financial instruments are recorded at carrying amounts in the consolidated statement of financial condition, which includes receivables from and payables to customers, broker-dealers, exchanges and clearing organizations; securities purchased under agreement to resell; and liabilities subordinated to claims of general creditors. Gains and losses from exchange-traded derivatives are computed based on quoted market prices. Gains and losses from over-the-counter derivative financial instruments, principally forward contracts, are computed using prices that are intended to approximate the market value of the contracts. Unrealized gains and losses arising from futures and options transactions are recorded as receivables from and payables to customers and broker-dealers or clearing organizations as applicable. Unrealized gains and losses arising from forward transactions are netted by counterparty and are recorded as receivables from and payables to customers and dealers as appropriate.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company executes and clears futures, forwards, physicals, options, and securities transactions for the accounts of its customers, primarily financial institutions and affiliates. Certain transactions are introduced to other clearing brokers. As such, the Company guarantees to the respective clearing organizations or other brokers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges at which contracts are traded. Exchange-traded financial instruments, such as futures and options, generally do not give rise to significant unsecured counterparty exposure due to exchange safeguards. Counterparty risk arising from customer positions in over-the-counter products are managed based on margin requirements equivalent to

11. Financial Instruments (continued)

exchange margins. Margin is a good faith deposit from the customer that reduces risk to the Company of failure by the customer to fulfill obligations under these contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements as needed. As a result of market variations, the Company may satisfy margin requirements by liquidating certain customer positions. The Company also establishes credit limits for customers and monitors credit compliance daily. Further, the Company seeks to reduce credit risk by entering into netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default. Management believes that the margin deposits held at December 31, 2007, were adequate to minimize the risk of material loss that could be created by positions held at that time.

Exchange Member Obligations

The Company is a member of various U.S. exchanges that trade and clear futures and options on futures contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchanges. The obligation arising from such a default would be apportioned among the nondefaulting members of the exchanges. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements, and management believes that any potential requirement to make payments under these agreements is remote.

Derivative Financial Instruments Used for Trading Purposes

The use of derivative financial instruments for trading purposes is limited to facilitating customer trading activities. The market risk of these activities is controlled by simultaneously entering into and holding offsetting purchase and sell positions. The Company's exposure to credit risk associated with these transactions is based on the creditworthiness of the counterparties, which are primarily financial institutions. These activities may expose the Company to risk from counterparties that may fail to satisfy their obligations, requiring the Company to purchase or sell financial instruments at prevailing market prices. The Company, in most cases, has entered into master netting agreements that allow for net settlement of offsetting transactions with such counterparties.

11. Financial Instruments (continued)

Derivative Financial Instruments Used for Purposes Other Than Trading

Due to the global nature of the Company's operations, the Company is exposed to exchange rate fluctuations. The Company's U.S.-based activities generate non-U.S. dollar transactions in providing services to customers. Also, the Company maintains foreign currency balances to facilitate the cross-currency margining requirements of its customers. As exchange rates fluctuate, the translation or offsetting of the Company's foreign currency balances will result in gains or losses.

As a matter of policy, the Company does not enter into proprietary, speculative currency transactions. However, the Company may enter into forward exchange contracts to offset or reduce its exposures created by certain assets or liabilities denominated in foreign currencies. Open contracts are terminated once these assets or liabilities are sold or otherwise disposed of. Gains and losses on these contracts are recognized as adjustments to the currency translation gains or losses on disposition of the related assets or liabilities.

Concentration of Credit Risk

The Company enters into various transactions with banks, brokers-dealers, and other financial institutions. Cash and derivative financial instruments on deposit with exchanges, clearing organizations, and brokers and dealers collateralize amounts due and serve to satisfy margin requirements. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the creditworthiness of each counterparty with which it conducts business.

12. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires the Company to maintain "net capital" equal to the greater of $500,000 or 2% of "aggregate debit items," as these terms are defined. The Company is also a futures commission merchant subject to the Commodity Futures Trading Commission net capital requirements (Regulation 1.17) and is required to maintain "adjusted net capital" equal to the greater of $500,000 or the sum of 8% of customer and 4% of noncustomer risk maintenance margin requirements on all positions, as these terms are defined. Net capital,

12. Net Capital Requirements (continued)

aggregate debit items, and risk maintenance margin requirements change from day to day, but at December 31, 2007, the Company had net capital and net capital requirements of approximately $788,816,000 and $457,757,000, respectively. The Company is also subject to capital requirements of various other regulatory bodies. At December 31, 2007, the Company was in compliance with these capital requirements.

Dividend payments, equity withdrawals, and advances to the Parent are subject to certain notification and other provisions of the net capital rules of the Securities and Exchange Commission and other regulatory bodies.

13. Subsequent Events

On January 2, 2008, subject to a joint venture agreement dated August 8, 2007, as amended, Societe Generale (SG) and Calyon, Credit Agricole CIB (Calyon) created a joint venture named Newedge Group SA (Newedge Group). SG and Calyon each own 50% of Newedge Group.

Newedge Group was formed by merging the respective global brokerage activities of the Fimat Group and the Calyon Financial Group, namely Fimat International Banque and the Calyon Financial entities. These entities were merged within Fimat Banque, whose name was changed to Newedge Group in accordance with a merger agreement dated January 2, 2008.

Subsequent to the joint venture's formation, Newedge Group merged Calyon North America Holdings, Inc. (CNAH) and its 100% owned subsidiary, CFI, into Newedge USA. CNAH was liquidated, and CFI, whose name was changed to Newedge Financial Inc., is now a wholly owned subsidiary of Newedge USA. It is planned to merge Newedge Financial Inc. into Newedge USA during 2008. In addition, as part of the transaction, CFI sold its shares in CFCI to Fimat Canada Inc. and, on the same date, CFCI was amalgamated with FIMAT Canada Inc. The amalgamated corporation operates under the name of Newedge Canada Inc.

The joint venture formation was accounted for as a corporate joint venture and all resulting assets and liabilities retained their current carrying values, with no resulting gain or loss or goodwill resulting from the transaction.

END